Aflac Incorporated 3rd Quarter 2016 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$629	$567	$1,908	$1,803
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	408,519	428,735	413,023	432,540
Dilutive effect of share-based awards	2,621	2,367	2,423	2,524
Weighted-average outstanding shares used in the computation of earnings per share - diluted	411,140	431,102	415,446	435,064
Earnings per share:
Basic	$1.54	$1.32	$4.62	$4.17
Diluted	1.53	1.32	4.59	4.14